Exhibit 99.1

Sunlands Technology Group Announces Unaudited

First Quarter 2022 Financial Results

Q1 net revenues decreased by 11.7% year-over-year

Q1 gross billings (non-GAAP) decreased by 34.2% year-over-year

Q1 net income reached RMB179.4 million

BEIJING, May 31, 2022 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operational Snapshots

•	Net revenues were RMB613.3 million (US$96.7 million), representing an 11.7% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB390.6 million (US$61.6 million), representing a 34.2% decrease year-over-year.

•	Gross profit was RMB516.6 million (US$81.5 million), representing a 12.1% decrease year-over-year.

•	Net income was RMB179.4 million (US$28.3 million), compared with net loss of RMB53.3 million in the first quarter of 2021.

•	Net income/loss margin, defined as net income/loss as a percentage of net revenues, increased to 29.3% from -7.7% in the first quarter of 2021.

•	New student enrollments[1] were 117,182, representing a 19.5% decrease year-over-year.

•	As of March 31, 2022, the Company’s deferred revenue balance was RMB2,170.9 million (US$ 342.5 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

“We are pleased to have carried our momentum into 2022, with our first quarter net profit hitting a new high of RMB179.4 million, a significant improvement compared to a net loss of RMB53.3 million in the prior year period and 19.0% higher quarter-over-quarter. This was driven by the ongoing strong execution of our balanced growth and profitability strategy as well as our extensive course resources, which continue to effectively fulfill our users’ learning demands,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

“As we focused on healthy and sustainable growth with an emphasis on student acquisition efficiency, we strategically scaled back on our marketing activities, as evidenced by a 51.4% year-over-year decrease in sales and marketing expenses. This led to 19.5% and 34.2% year-over-year decreases in new student enrollments and gross billings, respectively. Despite that, we continued to forge ahead, optimizing our product mix and expanding our course catalogs for our master’s degree-oriented and professional skills programs while striving to provide our students with an optimal learning experience. In light of the increasingly tough job market in the first quarter, we concentrated more on designing and developing new courses to provide a diverse range of skills training for our students to enhance their overall competitiveness and thereby increase their employment opportunities. Going forward, we will remain dedicated to empowering each of our students’ individual success by constantly evolving and enriching our product offerings to satisfy their needs, which we believe will benefit our long-term growth and contribute to China’s economic development against macro headwinds,” concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, commented, “We are excited to start the year with encouraging first quarter results. Our net revenues reached RMB613.3 million during the quarter, above the top end of our guidance range despite an 11.7% year-over-year decrease, as we remain unwavering regarding meaningful and sustainable growth instead of blind pursuit of scale expansion amid the existing complex macroeconomic environment. Meanwhile, we continued to manage our costs responsibly, thanks to which our operating expenses in the first quarter declined by 48.1% year-over-year. As a result, we sustained our profitability in this quarter, with net profit margin reaching 29.3%, representing a substantial 37.0 percentage point increase year-over-year. Notably, we also maintained positive operating cash flow in the first quarter at RMB10.1 million. We are confident that our improved operational efficiency and profitability, combined with our unremitting efforts to diversify course offerings and enhance service quality, will drive our future growth while creating additional value for our students, employees and shareholders.”

Financial Results for the first quarter of 2022

Net Revenues

In the first quarter of 2022, net revenues decreased by 11.7% to RMB613.3 million (US$96.7 million) from RMB694.3 million in the first quarter of 2021. The decrease was mainly driven by the year-over-year decline in gross billings.

Cost of Revenues

Cost of revenues decreased by 9.1% to RMB96.7 million (US$15.3 million) in the first quarter of 2022 from RMB106.4 million in the first quarter of 2021. The decrease was primarily due to: (i) declined compensation expenses related to our cost of revenues personnel; and (ii) reduced insurance-related costs incurred for our integrated online education service package purchased by students.

Gross Profit

Gross profit decreased by 12.1% to RMB516.6 million (US$81.5 million) in the first quarter of 2022 from RMB587.9 million in the first quarter of 2021.

Operating Expenses

In the first quarter of 2022, operating expenses were RMB345.8 million (US$54.6 million), representing a 48.1% decrease from RMB666.6 million in the first quarter of 2021.

Sales and marketing expenses decreased by 51.4% to RMB295.0 million (US$46.5 million) in the first quarter of 2022 from RMB606.4 million in the first quarter of 2021. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel.

General and administrative expenses decreased by 9.1% to RMB38.5 million (US$6.1 million) in the first quarter of 2022 from RMB42.3 million in the first quarter of 2021. The decrease was mainly due to: (i) a decrease in rental expenses; and (ii) declined compensation expenses related to general and administrative personnel.

Product development expenses decreased by 31.0% to RMB12.4 million (US$1.9 million) in the first quarter of 2022 from RMB17.9 million in the first quarter of 2021. Product development expenses were mainly comprised of compensation expenses.

Other Income

Other income decreased by 54.9% to RMB9.6 million (US$1.5 million) in the first quarter of 2022 from RMB21.3 million in the first quarter of 2021. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for the first quarter of 2022 was RMB179.4 million (US$28.3 million), compared with net loss of RMB53.3 million in the first quarter of 2021.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB27.16 (US$4.28) in the first quarter of 2022.

Cash, Cash Equivalents and Short-term Investments

As of March 31, 2022, the Company had RMB637.7 million (US$100.6 million) of cash and cash equivalents and RMB219.9 million (US$34.7 million) of short-term investments, compared with RMB676.7 million of cash, cash equivalents and restricted cash and RMB184.2 million of short-term investments as of December 31, 2021.

Deferred Revenue

As of March 31, 2022, the Company had a deferred revenue balance of RMB2,170.9 million (US$342.5 million), compared with RMB2,348.2 million as of December 31, 2021.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB0.9 million (US$0.1 million) in the first quarter of 2022, compared with RMB1.7 million in the first quarter of 2021.

Outlook

For the second quarter of 2022, Sunlands currently expects net revenues to be between RMB520 million to RMB540 million, which would represent a decrease of 14.2% to 17.4% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on May 31, 2022, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until June 07, 2022, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	7410658

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expense, non-GAAP loss/income from operations and Non-GAAP net loss/income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below.

Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss/income exclude share-based compensation expenses, and basic and diluted net loss/income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	626,715	637,700	100,595
Restricted cash	50,008	-	-
Short-term investments	184,159	219,897	34,688
Prepaid expenses and other current assets	176,349	128,322	20,242
Deferred costs, current	89,353	74,632	11,773
Total current assets	1,126,584	1,060,551	167,298
Non-current assets
Property and equipment, net	857,648	848,379	133,828
Intangible assets, net	2,761	2,531	399
Right-of-use assets	362,335	356,752	56,276
Deferred costs, non-current	109,020	98,692	15,568
Long-term investments	54,844	53,690	8,469
Deferred tax assets	39,265	34,706	5,475
Other non-current assets	40,163	43,426	6,850
Total non-current assets	1,466,036	1,438,176	226,865
TOTAL ASSETS	2,592,620	2,498,727	394,163

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB197,467 and RMB197,459 as of
December 31, 2021 and March 31, 2022, respectively)	586,043	508,757	80,254
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB295,958 and
RMB286,579 as of December 31, 2021 and March 31, 2022, respectively)	1,266,948	1,136,859	179,335
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB8,366
and RMB13,168 as of December 31, 2021 and March 31, 2022, respectively)	14,310	19,589	3,090
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2021 and March 31, 2022, respectively)	38,654	38,654	6,098
Total current liabilities	1,905,955	1,703,859	268,777

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB257,071 and RMB255,618 as of December 31, 2021 and March 31, 2022,
respectively)	1,081,231	1,034,089	163,124
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB318,598 and RMB318,184 as of December 31, 2021 and March 31, 2022,
respectively)	404,133	401,986	63,412
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB2,312 and RMB2,223
as of December 31, 2021 and March 31, 2022, respectively)	21,782	13,037	2,057
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB963 and RMB963
as of December 31, 2021 and March 31, 2022, respectively)	11,698	11,667	1,840
Long-term debt, non-current portion (including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2021 and March 31, 2022, respectively)	181,973	172,309	27,181
Total non-current liabilities	1,700,817	1,633,088	257,614
TOTAL LIABILITIES	3,606,772	3,336,947	526,391

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,085,939 and 2,085,939 shares issued as of December 31, 2021 and March 31, 2022, respectively; 1,839,553 and 1,818,126 shares
outstanding as of December 31, 2021 and March 31, 2022, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2021 and March 31, 2022, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,002,930 and 4,002,930 shares issued and outstanding
as of December 31, 2021 and March 31, 2022, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(3,456,073)	(3,275,435)	(516,687)
Additional paid-in capital	2,364,313	2,363,014	372,756
Accumulated other comprehensive income	82,532	79,913	12,604
Total Sunlands Technology Group shareholders’ deficit	(1,009,226)	(832,506)	(131,327)
Non-controlling interest	(4,926)	(5,714)	(901)
TOTAL SHAREHOLDERS’ DEFICIT	(1,014,152)	(838,220)	(132,228)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,592,620	2,498,727	394,163

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Net revenues	694,298	613,314	96,748
Cost of revenues	(106,422)	(96,720)	(15,257)
Gross profit	587,876	516,594	81,491

Operating expenses
Sales and marketing expenses	(606,429)	(294,997)	(46,535)
Product development expenses	(17,916)	(12,355)	(1,949)
General and administrative expenses	(42,298)	(38,460)	(6,067)
Total operating expenses	(666,643)	(345,812)	(54,551)
(Loss)/income from operations	(78,767)	170,782	26,940
Interest income	5,861	3,166	499
Interest expense	(2,557)	(2,725)	(430)
Other income/(expense), net	21,283	9,592	1,513
Impairment loss on long-term investments	-	(500)	(79)
(Loss)/income before income tax (expenses)/benefit	(54,180)	180,315	28,443
Income tax benefit/(expenses)	348	(691)	(109)
Gain/(loss) from equity method investments	553	(213)	(34)
Net (loss)/income	(53,279)	179,411	28,300

Less: Net loss attributable to non-controlling interest	(350)	(1,227)	(194)
Net (loss)/income attributable to Sunlands Technology Group	(52,929)	180,638	28,494
Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(7.87)	27.16	4.28
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,650,244	6,650,244

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Net (loss)/income	(53,279)	179,411	28,300
Other comprehensive loss/(income), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	2,422	(2,619)	(413)
Total comprehensive (loss)/income	(50,857)	176,792	27,887
Less: comprehensive loss attributable to non-controlling
interest	(350)	(1,227)	(194)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(50,507)	178,019	28,081

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB
Net revenues	694,298	613,314
Less: other revenues	(15,422)	(26,907)
Add: tax and surcharges	37,494	27,212
Add: ending deferred revenue	2,902,451	2,170,948
Add: ending refund liability	232,207	197,494
Less: beginning deferred revenue	(3,024,443)	(2,348,179)
Less: beginning refund liability	(232,859)	(243,236)
Gross billings (non-GAAP)	593,726	390,646

Net (loss)/income	(53,279)	179,411
Add: income tax (benefit)/expenses	(348)	691
depreciation and amortization	8,479	9,887
interest expense	2,557	2,725
Less: interest income	(5,861)	(3,166)
EBITDA (non-GAAP)	(48,452)	189,548

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB
Cost of revenues	(106,422)	(96,720)
Less: Share-based compensation expenses in cost of revenues	(51)	(33)
Non-GAAP cost of revenues	(106,371)	(96,687)

Sales and marketing expenses	(606,429)	(294,997)
Less: Share-based compensation expenses in sales and marketing expenses	(155)	(78)
Non-GAAP sales and marketing expenses	(606,274)	(294,919)

General and administrative expenses	(42,298)	(38,460)
Less: Share-based compensation expenses in general and administrative expenses	95	(257)
Non-GAAP general and administrative expenses	(42,393)	(38,203)

Operating costs and expense	(773,065)	(442,532)
Less: Share-based compensation expenses	(111)	(368)
Non-GAAP operating costs and expense	(772,954)	(442,164)

(Loss)/income from operations	(78,767)	170,782
Less: Share-based compensation expenses	(111)	(368)
Non-GAAP (loss)/income from operations	(78,656)	171,150

Net (loss)/income attributable to Sunlands Technology Group	(52,929)	180,638
Less: Share-based compensation expenses	(111)	(368)
Non-GAAP net (loss)/income attributable to Sunlands Technology Group	(52,818)	181,006

Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(7.87)	27.16
Non-GAAP net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(7.85)	27.22

Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,650,244
Weighted average shares used in calculating Non-GAAP net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,650,244